FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

20 October 2003

Capital Reorganisation of Hanson PLC

Reduction of capital approved

At a hearing today, the High Court of Justice in England and Wales confirmed the reduction of capital in Hanson PLC. The reduction of capital is expected to become effective at 4.30 pm on 21 October 2003 whereupon the nominal value of an ordinary share in Hanson PLC will be reduced from £3.00 to £0.10. Dealings in respect of ordinary shares of £0.10 each in the capital of Hanson PLC are expected to commence on the London Stock Exchange's market for listed securities at 8.00am on 22 October 2003.

Inquiries:

Hanson PLC

Justin Read                                                                         Tel: +44 (0)20 7245 1245

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   October 20, 2003